SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
              FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 19)


                      HARBOURTON FINANCIAL CORPORATION
______________________________________________________________________________
                              (Name of Issuer)


                        Common Stock, $.01 par value
______________________________________________________________________________
                       (Title of Class of Securities)


                                020011 10 2
______________________________________________________________________________
                               (CUSIP Number)



                       Gerald F. Heupel, Jr., Esq.
                  Elias, Matz, Tiernan & Herrick L.L.P.
                                 12th Floor
                          734 15th Street, N.W.
                         Washington, D.C.  20005
                                (202)347-0300
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                             December 26, 2001
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             Page 1 of 14 Pages

CUSIP No. 020011 10 2                13D                    Page 2 of 14 Pages

1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Value Partners, Ltd.  75-2291866
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
     NUMBER OF SHARES           7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            12,868,263
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   N/A
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   12,868,263
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   N/A
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,868,263
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                    Page 3 of 14 Pages


1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ewing & Partners  75-2741747
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
    NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            N/A
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   12,880,763
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   N/A
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   12,880,763
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,880,763
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    84.8%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                    Page 4 of 14 Pages

1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy G. Ewing
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                         (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------
    NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            136,000
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   12,880,763
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   136,000
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   12,880,763
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,016,763
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                    Page 5 of 14 Pages

1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Endurance Partners (Q.P.), L.P.  75-2949973
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
    NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            7,783
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   N/A
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   7,783
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   N/A
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,783
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
------------------------------------------------------------------------------


CUSIP No. 020011 10 2                13D                    Page 6 of 14 Pages

1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Endurance Partners, L.P.  75-2950564
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                          (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
   NUMBER OF SHARES             7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            4,717
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   N/A
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   4,717
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   N/A
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,717
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .0%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                    Page 7 of 14 Pages


1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Endurance General Partners, L.P.  75-2949971
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
   NUMBER OF SHARES             7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            N/A
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   12,500
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   N/A
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   12,500
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,500
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
------------------------------------------------------------------------------

CUSIP No. 020011 10 2                13D                    Page 8 of 14 Pages


1   NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ewing Asset Management, L.L.C.  75-2753656
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [X]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
    TO ITEM 2(d) OR 2(e)

    N/A
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
------------------------------------------------------------------------------
    NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            N/A
                                ----------------------------------------------
                                8  SHARED VOTING POWER

                                   12,500
                                ----------------------------------------------
                                9  SOLE DISPOSITIVE POWER

                                   N/A
                                ----------------------------------------------
                                10 SHARED DISPOSITIVE POWER

                                   12,500
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,500
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.1%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
------------------------------------------------------------------------------

CUSIP No. 020011 10 2          Amendment No. 19             Page 9 of 14 Pages


    Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, $.01 par value (the "Common Stock"), of Harbourton Financial Corporation (the "Issuer" or "Harbourton") as set forth below. Harbourton was formerly known as Allstate Financial Corporation. In addition to Value Partners, two other recently formed limited partnerships - Endurance Partners (Q.P.), L.P. ("EPQP") and Endurance Partners, L.P. ("EPLP") - are also now part of the filing group. The general partners of the limited partnerships and Timothy G. Ewing are also part of the filing group. Value Partners, EPQP, EPLP, Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM"), Endurance General Partners, L.P. ("Endurance General") and Timothy G. Ewing are sometimes collectively referred to herein as the "Reporting Persons."

    The following items are supplemented as follows:

Item 1.  Security and Issuer

    This Schedule 13D relates to shares of the Common Stock of Harbourton Financial Corporation, a Delaware corporation whose principal executive offices are located at 8180 Greensboro Drive, McLean, Virginia 22102.

Item 2.  Identity and Background

    (a) - (b)   Value Partners is a Texas limited partnership.  Ewing &
Partners, a Texas general partnership, is the general partner of Value Partners, Timothy G. Ewing is the general partner and the Managing Partner of Ewing & Partners. In addition, EAM, a Texas limited liability company, holds a 1% general partnership interest in Ewing & Partners. Mr. Ewing is the Manager and 100% owner of EAM. The principal place of business for Value Partners, Ewing & Partners, EAM and Mr. Ewing is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

    EPQP and EPLP are both Texas limited partnerships that commenced operations on October 15, 2001. Endurance General, a Texas limited partnership, acts as general partner of both EPQP and EPLP. The general partner of Endurance General is EAM. Ewing & Partners acts as manager of EPQP and EPLP and manages their investments. The principal place of business for EPQP, EPLP and Endurance General is 4514 Cole Avenue, Suite 808, Dallas, Texas 75205.

    (c) The principal business of each of Value Partners, EPQP and EPLP is investment in and trading of capital stocks, warrants, bonds, notes, debenture and other securities. The principal business of Ewing & Partners is the management of Value Partners, EPQP and EPLP. The principal business of Endurance General is being a general partner of EPQP and EPLP. The principal business of EAM is being a general partner of Ewing & Partners and Endurance General. The present principal occupation of Mr. Ewing is general partner of Ewing & Partners.

    (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Each of Value Partners, EPQP, EPLP and Endurance General is a Texas limited partnership. Ewing & Partners is a Texas general partnership, and EAM is a Texas limited liability company. Mr. Ewing is a citizen of the United States of America.


CUSIP No. 020011 10 2          Amendment No. 19            Page 10 of 14 Pages


Item 3.  Source and Amount of Funds or Other Consideration

    Since the last amendment to this Schedule 13D, Timothy G. Ewing purchased in his individual capacity a total of 136,000 shares of Common Stock at an aggregate purchase price of $90,930. The funds for these purchases were borrowed pursuant to a standard margin agreement with a broker, where stock of other companies held in the brokerage account were pledged as collateral.

    EPQP purchased 7,783 shares of Common Stock at an aggregate purchase price of $5,837. EPLP purchased 4,717 shares of Common Stock at an aggregate purchase price of $3,538. EPQP and EPLP each used its respective working capital and did not borrow the funds.

Item 4.  Purpose of Transaction

    The shares were acquired for investment purposes. The Reporting Persons may be deemed to be in control of Harbourton because they own 13,016,763 shares or 85.7% of the outstanding Common Stock. In addition, Timothy G. Ewing was appointed a director of Harbourton effective September 18, 2000 and was re-elected at the 2001 annual meeting of Harbourton's shareholders.

    While the Reporting Persons have no current plans or proposals which relate to or would result in any other events covered by Item 4 of Schedule 13D, the Reporting Persons reserve the right to consider and pursue any of such plans or proposals from time to time in the future in their capacity as the controlling shareholder of Harbourton. In addition, Mr. Ewing may also consider and pursue any of such plans or proposals from time to time in the future in his capacity as a director of Harbourton.

Item 5.  Interest in Securities of the Issuer

    (a) Based upon information from Harbourton, a total of 15,184,164 shares of Common Stock are currently issued and outstanding. Value Partners beneficially owns 12,868,263 shares of Common Stock, representing 84.7% of the issued and outstanding Common Stock. EPQP and EPLP beneficially own 7,783 and 4,717 shares, respectively, of the Common Stock, each representing less than
 .1% of the issued and outstanding Common Stock. Mr. Ewing owns in his individual capacity 136,000 shares of Common Stock, representing .9% of the issued and outstanding Common Stock. In addition, through the general partners of Value Partners, EPQP and EPLP, Mr. Ewing may also be deemed to beneficially own the shares of Common Stock held by the three limited partnerships.

    (b) Each of Value Partners, EPQP, EPLP and Mr. Ewing has the sole power to vote and dispose of the Common Stock beneficially owned by it or him. None of Value Partners, EPQP, EPLP nor Mr. Ewing shares the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it or him. Ewing & Partners, EAM and Endurance General do not directly own any shares of Common Stock of the Issuer.
However, Ewing & Partners, as a general partner of Value Partners and the manager of EPQP and EPLP, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with the three limited partnerships to vote or direct the vote of, and the shared power with the three limited partnerships to dispose of or to direct the disposition of, the Common Stock owned by each of Value Partners, EPQP and EPLP. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners, EPQP and EPLP to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by Value Partners, EPQP and EPLP. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners. Endurance General, as the general partner of EPQP and EPLP, and EAM as the general partner of Endurance General, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3,


CUSIP No. 020011 10 2          Amendment No. 19            Page 11 of 14 Pages



to have shared power with EPQP and EPLP to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by EPQP and EPLP.

    (c) The following table shows information regarding the purchases of Common Stock since the last amendment to this Schedule 13D by Mr. Ewing, EPQP and EPLP. No other Reporting Persons purchased shares of Common Stock since the last amendment, and no Reporting Persons sold any shares of Common Stock since the last amendment. All purchases were conducted on the open market.



Trade Date     Number of Shares     Price Per Share     Total Purchase Price
----------     ----------------     ---------------     --------------------

                            By Timothy G. Ewing


12/15/00       47,000               $0.62               $29,140.00
12/27/00       32,000                0.64                20,320.00
12/29/00       26,000                0.65                16,770.00
 3/14/01       10,000                0.92                 9,200.00
 5/07/01       10,000                0.78                 7,800.00
 6/20/01        5,000                0.70                 3,500.00
 9/07/01        6,000                0.70                 4,200.00

                                   By EPQP

12/26/01        7,783                0.75                 5,837.00

                                   By EPLP

12/26/01        4,717                0.75                 3,538.00


(d) to (e)  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in
Item 4 hereof or in prior filings of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

    The following are filed as exhibits to this Schedule 13D:

Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

Exhibit 4   Joint Filing Agreement


CUSIP No. 020011 10 2          Amendment No. 19            Page 12 of 14 Pages



Exhibit 5* Agreement and Plan of Merger dated as of October 24, 2000 between Harbourton and Allstate Financial Corporation, including Exhibits A, B and C thereto.

Exhibit 6 Limited Partnership Agreement for EPLP and EPQP dated as of October 15, 2001.

Exhibit 7   Standard margin agreement with Deutsche Bank Alex. Brown

Exhibit 8** Agreement of General Partnership of Endurance General.



____________________

*   Previously filed.
**  To be filed by amendment.



CUSIP No. 020011 10 2          Amendment No. 19            Page 13 of 14 Pages



                                 SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     VALUE PARTNERS, LTD.

                                     By: Ewing & Partners as General Partner



January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing
                                        General Partner


                                     EWING & PARTNERS


January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing
                                        General Partner


January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing


                                     ENDURANCE PARTNERS (Q.P.), L.P.

                                     By: Endurance General Partners, L.P.
                                           as General Partner

January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing, as Manager and 100%
                                         shareholder of Ewing Asset Management,
                                         L.L.C., the general partner of
                                         Endurance General

CUSIP No. 020011 10 2          Amendment No. 19            Page 14 of 14 Pages



                                     ENDURANCE PARTNERS, L.P.

                                     By: Endurance General Partners, L.P.
                                          as General Partner

January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing, as Manager and 100%
                                         shareholder of Ewing Asset Management,
                                         L.L.C., the general partner of
                                         Endurance General


                                     ENDURANCE GENERAL PARTNERS, L.P.


January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing, as Manager and 100%
                                         shareholder of Ewing Asset Management,
                                         L.L.C., the general partner of
                                         Endurance General


                                     EWING ASSET MANAGEMENT, L.L.C.


January 3, 2002                      By:/s/ Timothy G. Ewing
                                        --------------------
                                        Timothy G. Ewing, as Manager and 100%
                                         shareholder